August 19, 2025

Mr. Ho Hin Shun
Chief Executive Officer
Fitness Fanatics Ltd
Flat 15, Block F, UG/F.
Wah Lok Industrial Centre
31-35 Shan Mei Street
Fo Tan, New Territories
Hong Kong

       Re: Fitness Fanatics Ltd
           Registration Statement on Form F-1
           Filed August 11, 2025
           File No. 333-289484
Dear Mr. Ho Hin Shun:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 30, 2025 letter.

Registration Statement on Form F-1
Dilution, page 50

1. It appears "dilution per class A ordinary Share to new investors participating in this offering" would calculate to $4.30 based on the IPO mid-point price used to calculate proceeds from the offering, as disclosed in the paragraph preceding your tabular disclosure. Please revise or advise.
 August 19, 2025
Page 2
Exhibits

2. We note the inclusion of Exhibits 99.1 through 99.3, titled in the registration statement as independent director offer letters. However, it would appear that these are in fact the (i) Compensation Recovery Policy, (ii) Insider Trading Policy, (iii)
       Whistleblower Policy. Please amend the exhibit index to accurately reflect the exhibits filed.
General

3. We note the removal of "controlled company" disclosure on the basis that the single largest shareholder, Mr. Ho Hing Shun, will have 43.36% of the shareholding's voting power. However, we also note that the second single largest shareholder and co-
       founder, Mr. Chan Chun Ming, will have 34.81% of the shareholding's voting power.
       On page 25 you disclose that together, Mr. Ho and Mr. Chan take the lead on your strategic planning and overall business development. Please confirm whether there is any agreement between Messrs. Ho Hing Shun and Chan Chung Ming on how to vote their shares, and if there is, please restore the "controlled company" disclosure.

       Please contact Abe Friedman at 202-551-8298 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-
4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Kyle Leung